1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Jane A. Kanter Partner jane.kanter@dechert.com +1 202 261 3302 Direct +1 202 261 3002 Fax

February 24, 2014

Via EDGAR Correspondance

Kathy Churko

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re: Ark ETF Trust, File Nos. 333-191019 and 811-22883

Dear Ms. Churko:

We are writing in response to comments contained in your letter dated October 2, 2013 regarding the registration statement on Form N-1A for Ark ETF Trust (“Trust”), filed with the Securities and Exchange Commission (“Commission”) on September 6, 2013 (“Registration Statement”), registering the Trust’s four series, ARK Disruptive Innovation ETF (formerly, Ark Man + Machine ETF) (“Disruptive Innovation Fund”), ARK Genomics Revolution ETF (formerly, Ark Genomics Revolution ETF) (“Genomics Revolution Fund”), ARK Industrial Innovation ETF (formerly, Ark Industrial Transformation ETF) (“Industrial Innovation Fund”), and ARK Webx.0 ETF (“Webx.0 Fund”)(formerly, Ark Technology-as-a-Service ETF).1

On behalf of the Trust, set forth below in italics are the SEC’s staff’s comments on the Registration Statement, along with our responses. Changes made to the Trust’s Registration Statement in response to comments from the staff of the Commission’s Division of Investment Management (“Staff”) are reflected in a pre-effective amendment to the Trust’s Registration Statement (“Amendment”), which was filed with the Commission on February 14, 2014.

PROSPECTUS

All Funds

Back Cover Page

Comment 1.	Please state whether the Funds make available their statement of additional information (“SAI”) and annual and semi-annual reports, free of charge, on or through the Funds’ website at a specified Internet address. If the Funds do not make their SAI and shareholder reports available in this manner, disclose the reasons why they do not do so. See Item 1(b) of Form N-1A.

1 Each is referred to herein as a “Fund” and collectively as the “Funds.”

Response 1.	The disclosure has been revised to state that the Funds make available their SAI and annual and semi-annual reports, free of charge, on the Funds’ website and the address of such website.
General
Comment 2.	Please state in your response letter whether the Financial Industry Regulatory Authority (“FINRA”) has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the Registration Statement. Also, confirm that in your communications with FINRA you will or have requested that notice of clearance by that organization be provided directly to the staff.
Response 2.	FINRA has not reviewed and approved any disclosures in the Registration Statement as the Trust is not required to seek FINRA approval for such matters. The Trust expects to use the service of a well established, third party distributor, which will handle all communications and necessary filings with FINRA.
Fund Fees and Expenses
Comment 3.	Please complete the Fee Table and the Example.
Response 3.	Each Fund’s Fee Table and Example will be completed in a subsequent pre-effective amendment to the Trust’s Registration Statement.
Comment 4.	Please delete the first sentence in footnote (a).
Response 4.	We respectfully acknowledge the comment; however, we believe the existing disclosure is appropriate as it alerts shareholders to items excluded from the management fee.
Comment 5.	Under the heading, “Portfolio Turnover,” please include the following disclosure after the word “costs” in the third sentence: “which are not reflected in annual fund operating expenses or in the example.”
Response 5.	The disclosure has been revised accordingly.
Principal Investment Strategies
Comment 6.	A fund with a name that suggests the fund focuses on a particular type of investment must invest at least 80% of its assets in the type of investment suggested by the name. Please revise disclosure, as appropriate, or explain to the staff how each Fund meets the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”).

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Response 6.	Except for the Disruptive Innovation Fund, each Fund’s name corresponds with a particular investment theme (e.g., genomics revolution or industrial transformation) as identified by the Adviser’s internal research and analysis. The identification of a particular company as relevant to a particular theme and the relevance of a particular theme to one or more companies or groups of companies involves the application of the Adviser’s analysis, discretion and judgment, which may change over time depending on the Adviser’s insights and analysis developed through the Adviser’s proprietary research, market conditions or other circumstances. As such, the investment themes are not suggestive of a particular type of investment or a discrete set of objective criteria that would be characteristic of a type of investment but are instead suggestive of an investment objective or principal investment strategies. The Funds’ use of the investment themes in their names is analogous to funds that use the terms “income” or “growth and income” in their names, which in and of themselves do not trigger the application of Rule 35d-1 under SEC staff guidance.[2] Therefore, we do not believe the Fund’s names implicate Rule 35d-1 under the 1940 Act.
Comment 7.	Each Fund discloses that it will invest in “companies that are expected to benefit from the development of new products or services, technological improvements and advancements in scientific research that are relevant” to the Fund’s specific “theme.” This disclosure is very broad. Please provide more specific disclosure regarding how an issuer relates to each Fund’s stated “theme” (e.g., deriving a majority of its revenue from genomics-related products or services).
Response 7.	We have revised the disclosure of each Fund’s principal investment strategies to include more specific information about the applicable investment themes and companies that are relevant to such themes, as appropriate, given the nature of the Adviser’s investment process discussed further above in response to Comment 6.

2 See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), SEC, Division of Investment Management (2001), available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“Question 9, Q: How does rule 35d-1 apply to a fund that uses the term “income” in its name? A: Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term ‘income’ in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment. . . . Similarly, the term ‘growth and income’ does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income.”).

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Comment 8.	Please include a statement in Item 4, corresponding to the Item 9 disclosure, that the Fund is an actively-managed ETF.
Response 8.	The disclosure has been revised accordingly.
Comment 9.	Under the heading, “Principal Risks,” please add and discuss the risk of investing in a new Fund.
Response 9.	The disclosure has been revised accordingly.
Management of the Fund
Comment 10.	Under the heading, “Portfolio Manager,” please include the month and the year that the portfolio manager begins service for the Fund.
Response 10.	The disclosure has been revised accordingly.
Purchase and Sale of Fund Shares
Comment 11.	In the second paragraph, please state that the price of Fund shares is based on market price. See Item 6(c)(i)(B) of Form N-1A.
Response 11.	The disclosure has been revised accordingly.
Comment 12.	Please include the disclosure required by Item 8 of Form N-1A. If such statement is not applicable, please advise the staff.
Response 12.	The disclosure has been revised accordingly.
Genomics Revolution Fund
Principal Investment Strategies
Comment 13.	Please define the term “genomics.”
Response 13.	Please see the response to Comment 7.
Comment 14.	The prospectus states, “The types of companies that the Adviser believes are relevant to this theme are those that are focused on extending and enhancing the quality of human and other life.” Given the name of the Fund and that genomics appears to be a narrow field within health care research, explain whether a policy of investing in companies that “are focused on extending and enhancing the quality of human and other life” meets the Rule 35d-1 standard.
Response 14.	As discussed above in the response to Comment 6, we do not believe the Fund’s name implicates Rule 35d-1under the 1940 Act. As discussed above, the Fund’s name relates to an investment theme and is not suggestive of a particular type of investment or a discrete set of objective criteria that would be characteristic of a type of investment. In addition, we do not believe that the Fund’s name suggests a narrow range of companies within a particular sector. Thus, no change has been made in response to this comment.

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Principal Risks

Comment 15.	Under the heading “Health Care Sector Risk,” the last sentence states that the “process of obtaining such approvals may be long and costly.” Please also indicate that delays or failure to receive such approvals, may negatively impact the business of such companies.
Response 15.	The disclosure has been revised accordingly.
Industrial Innovation Fund
Principal Investment Strategies
Comment 16.	Define the phrase “industrial transformation.”
Response 16.	Please see the response to Comment 7. Additional disclosure has been included in the prospectus to better describe the principal investment strategies of the Fund.
Disruptive Innovation Fund
Principal Investment Strategies
Comment 17.	Define the phrase “man + machine.”
Response 17.	Please see the response to Comment 7. The name of the Fund has been changed to the Disruptive Innovation Fund and much more extensive disclosure has been included in the prospectus to describe the principal investment strategies of the Fund.
Comment 18.	Please provide an example of “man capitalizing on and perhaps competing with the productivity of machines.”
Response 18.	Please see the response to Comment 7. Additional disclosure has been included in the prospectus to better describe the principal investment strategies of the Fund.
Technology-as-a Service Fund
Principal Investment Strategies
Comment 19.	Define the phrase “technology-as-a-service.”

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Response 19.	Please see the response to Comment 7. The name of the Fund has been changed to the Webx.0 Fund and additional disclosure has been included in the prospectus to better describe the principal investment strategies of the Fund.
Performance
Comment 20.	Revise disclosure to discuss performance and not purchase and sales of Fund shares.
Response 20.	The disclosure has been revised accordingly.
All Funds
Additional Investment Strategies
Comment 21.	The last paragraph on page 22 discloses that “a Fund may use derivative instruments for hedging or risk management purposes or as part of its investment practices.” The Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. http://www.sec.gov/divisions/investment/guidance/ici073010.pdf Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly (e.g., provide a list of derivatives in which the Fund may invest).
Response 21.	We acknowledge the comment and confirm that the relevant derivatives disclosure was reviewed in light of staff observations in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, former General Counsel of the Investment Company Institute.
Comment 22.	Please state in this section that when the Fund takes temporary defensive positions inconsistent with the Fund’s principal investment strategies, the Fund may not achieve its investment objective. See Instruction 6 to Item 9 (b) (1) of Form N-1A.
Response 22.	The additional risk factor “Temporary Defensive Strategy Risk” has been revised to add the referenced disclosure.
Comment 23.	The prospectus discloses, “Each Fund may lend its portfolio securities to brokers . . . desiring to borrow securities to complete transactions and for other purposes [emphasis added].” Please describe the “other purposes.”
Response 23.	The disclosure has been revised accordingly.

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Comment 24.	Please summarize how the adviser decides which securities to sell. See Item 9(b)(2) of Form N-1A.
Response 24.	The disclosure has been revised accordingly.
Portfolio Holdings
Comment 25.	Pursuant to Item 9(d) of Form N-1A, if a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available on the Fund’s website, please disclose.
Response 25.	The portion of Item 9(d) of Form N-1A cited is not applicable. Therefore, no change has been made in response to this comment.
Management of the Funds
Comment 26.	Pursuant to Item 10(a)(1) of Form N-1A, please describe the investment adviser’s experience as an investment adviser and the advisory services that it provides to the Funds.
Response 26.	The disclosure has been revised accordingly.
Comment 27.	The second paragraph under this heading discloses that the Fund pays the Adviser an “all-in fee” and that the Adviser bears the costs of certain custody costs. Please explain to the staff what custodial fees and expenses are not included in the “all-in fee.”
Response 27.	The disclosure has been revised accordingly. Custodial fees and expenses that are not included in the Management Fee relate to investments that must be custodied in foreign jurisdictions.
Buying and Selling Shares
Comment 28.	Consider simplifying the first paragraph on page 27 to explain that the shares may be held only in book-entry form and that stock certificates will not be issued. Additionally, please disclose that these procedures are the same as those that apply to any stocks held in book entry or “street name”
Response 28.	The disclosure has been revised accordingly.
Distribution and Services Plan
Comment 29.	The second paragraph under this heading states: “No Rule 12b-1 fees are currently paid by any Fund, and there are no current plans to impose these fees.” Please confirm to the staff that no 12b-1 fees will be assessed prior to such fee being disclosed in the prospectus.

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Response 29.	We hereby confirm that no Rule 12b-1 fees will be assessed prior to such fee being disclosed in the prospectus.
Tax Consequences
Comment 30.	Disclose the tax consequences specifically related to an actively-managed ETF, including the potential generation of short-term capital gains.
Response 30.	We believe the tax consequences specifically related to an actively-managed ETF, including the potential generation of short-term capital gains, are already adequately disclosed. Thus, no change has been made in response to this comment.
Frequent Purchases and Redemptions of Fund Shares
Comment 31.	The prospectus discloses that each Fund imposes transaction fees on in-kind purchases and redemptions. Please confirm to us that the Transaction Fee on redemptions of Creation Units will not exceed 2% of the value of the shares redeemed. See Rule 22c-2(a)(1)(i) under the 1940 Act.
Response 31.	We hereby confirm that the Transaction Fee on redemptions of Creation Units will not exceed 2% of the value of the shares redeemed.
STATEMENT OF ADDITIONAL INFORMATION
Investment Policies and Risks
Comment 32.	The SAI provides disclosure regarding currency forwards, futures contracts and options, swaps, participation notes, repurchase agreements, securities of other investment companies and structured notes. Explain to the staff the extent to which the Funds intend to utilize such instruments and add disclosure to the prospectus if such instruments will be part of a principal investment strategy.
Response 32.	Each Fund intends to utilize currency forwards, futures contracts and options, swaps, participation notes, repurchase agreements, securities of other investment companies and structured notes only to a non-principal extent.
Comment 33.	Disclose the types of investments a Fund may make while assuming a temporary defensive position. See Item 16(d) of Form N-1A.
Response 33.	The disclosure has been revised accordingly.

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Swaps
Comment 34.	Explain to the staff whether the Fund will utilize total return swaps. Should a Fund engage in total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the SEC or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which a Fund operates.
Response 34.	We respectfully acknowledge the comment and the implications of future Commission or Staff guidance in the event a Fund uses total return swaps.
Investment Restrictions
Comment 35.	Investment restriction #1 provides that the Funds may “participate in an interfund lending program with other registered investment companies.” Please inform the staff whether Registrant has received exemptive relief to participate in such an interfund lending program.
Response 35.	The Trust has not received exemptive relief relating to participation in an interfund lending program.
Comment 36.	Investment Restriction #7 refers to “principal business activities.” Please clarify the meaning of “principal business activities.”
Response 36.	The disclosure has been revised accordingly.
Comment 37.	Investment restriction #7 discloses that the Industrial Innovation Fund and Disruptive Innovation Fund will each concentrate in “securities of issuers having their principal business activities in any industry or group of industries in the industrials and information technology sectors.” Please clarify “industrials” and “information technology” are considered separate industries, or group of industries, for purposes of the concentration policy. In addition, immediately following the fundamental policies, please explain the meaning of “information technology.”
Response 37.	The meaning of “information technology” is by reference to a third party’s industry classification system or that of the Adviser, and the disclosure has been revised to this effect. The disclosure has been revised accordingly with respect to whether “industrials” and “information technology” are considered separate industries or groups of industries for purposes of the concentration policy.

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Comment 38.	Please remove the following phrase from the last sentence under this heading: “and non-fundamental policy (1).”
Response 38.	The disclosure has been revised accordingly.
Board of Trustees of the Trust
Comment 39.	The first full paragraph on page 10 discloses that the “length of service to the Trust” was considered by the Board in reaching its conclusion about a Trustee’s qualifications to serve. Given that the Trust is new and none of the Trustees have served on the Board, explain to the staff why “length of service” is currently an appropriate consideration.
Response 39.	The disclosure has been revised to remove this consideration.
Comment 40.	Under the heading “Remuneration of Trustees” on page 13, the disclosure indicates that the Trustees are paid an annual retainer. Confirm to the staff that the annual retainer, and reasonable travel and out-of-pocket expenses, represents the entirety of the compensation.
Response 40.	We will disclose the entirety of the compensation payable by the Trust that is required to disclosed by Form N-1A under the heading “Remuneration of Trustees” in a pre-effective amendment to the Trust’s Registration Statement.
The Distributor
Comment 41.	The first paragraph under this heading states, “The Distributor has entered into an agreement with the Trust which will continue from its effective date unless terminated by either party upon 60 days’ prior written notice . . . and which is renewable annually thereafter . . .” An agreement that is in effect until terminated does not appear to require annual renewal. Please clarify the disclosure.
Response 41.	The disclosure has been revised accordingly.
Portfolio Holdings Disclosure
Comment 42.	Please revise disclosure to reflect all of the requirements of Item 16(f) of Form N-1A.
Response 42.	The disclosure has been revised accordingly.

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Creation and Redemption of Creation Units
Comment 43.	Please indicate the circumstances upon which purchase of Creation Units will be permitted or required to be made entirely in cash.
Response 43.	As disclosed in the third paragraph of the section “Creation Deposit,” the Trust may accept “cash in lieu” of any Deposit Instrument that may, among other reasons, not be available in sufficient quantity for delivery, not be permitted to be re-registered in the name of the Trust as a result of an in-kind creation order pursuant to local law or market convention or which may not be eligible for transfer through the Clearing Process (described below), or which may not be eligible for trading.
Comment 44.	Explain to the staff when an order is considered received in proper form if the Creation Deposit is comprised solely of cash. For example, is the order considered to be in proper form at the time cash is delivered or once the Deposit Instruments have been purchased?
Response 44.	Whether an order can be considered in proper form is subject to the requirements of the authorized participant agreement and the procedures of the Trust’s transfer agent. The purchase of Deposit Instruments would not be a condition precedent to the acceptance of a purchase order where the Creation Deposit is only required to consist of cash.
Capital Stock and Shareholder Rights
Comment 45.	The first sentence states, “The Trust currently is comprised of one investment fund.” However, the prospectus discloses four funds. Please resolve the inconsistency.
Response 45.	The disclosure has been revised accordingly.
PART C
Item 28: Exhibits
Comment 46.	Authorized Participant Agreements are considered material contracts and should be filed as exhibits.
Response 46.	Authorized Participant Agreements or forms thereof will be filed as exhibits in an Amendment.
Item 35: Undertakings
Comment 47.	Please provide an undertaking to file an amendment to the Registration Statement with certified financial statements showing the initial capital received before accepting subscriptions from more than 25 persons if the Trust intends to raise its initial capital under Section 14(a)(3) of the 1940 Act.

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Response 47.	The Trust does not intend to raise its initial capital under Section 14(a)(3) of the 1940 Act.
GENERAL
Comment 48.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
Response 48.	We acknowledge the comment.
Comment 49.	Please confirm to the staff in your response letter that the disclosure in the Registration Statement is consistent with the Trust’s exemptive application, filed in order to operate as an ETF. Specifically, confirm that the application fully discusses the non-index management strategies, including the use of derivatives. Please advise us if you have submitted or expect to submit a no-action request, or any additional exemptive applications, with regard to the Registration Statement.
Response 49.	We hereby confirm that the disclosure in the Registration Statement is consistent with the Trust’s exemptive application which fully discusses non-index management strategies, including the use of derivatives. No other exemptive applications or no-action requests have been submitted with regard to the Registration Statement as of the date of this letter and we will advise the staff if we expect to submit such materials.

Consistent with SEC Release 2004-89 and as you have requested, the Trust hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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* * *

If you have any questions about any responses to these comments, please call me at 202-261-3302.

We are hoping that the Registration Statement will be made effective by the Commission no later than April 30, 2014. Please let us know if this deadline presents any problem.

Sincerely,

/s/ Jane A. Kanter

Jane A. Kanter

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